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                               ARMOR ELECTRIC INC.
                         201 Lomas Santa Fe, Suite #420
                             Solana Beach, CA 92075
                               Tel. (858) 720-0123

October 24, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Armor Electric Inc.
         Registration Statement on Form SB-2, Filed May 11, 2005
         Amendment to Registration Statement on Form SB-2, Filed August 12, 2005 File No. 333-124800
         Request for Withdrawal of Registration Statement on Form SB-2

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act") Armor Electric Inc. ("Armor") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-124800), together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Commission on May 11, 2005 and amended on August 12, 2005.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission and no Armor securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon Armor's conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Armor hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Armor also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Armor's account for future use.

Please fax a copy of the order to the Company's office to the attention of Cheryl Spousta-Schertzer at (858) 481-1919 and to the Company's legal counsel, Thomas Braun at (604) 605-0508.

If you have any questions or comments relating to this request for withdrawal, please contact Mr. Braun at (604) 605-0507.

Yours truly,

ARMOR ELECTRIC INC.


/s/ Merrill Moses
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Merrill Moses
President and CEO